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AM 2/21/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02006025


RECEIVED
FEB 14 2002
364

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8 - ~~47859~~ 51930

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1,2001 (MM/DD/YY) AND ENDING December 31,2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:
Intelligent Markets Software, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

410 Jessie Street, Suite 602
(No. and Street)

San Francisco	California	94103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Fairweather — (415) 625-4812
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name - if individual, state last, first, middle name)

One Sansome Street, Suite 1100	San Francisco	California	94104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PROCESSED
FEB 22 2002
THOMSON FINANCIAL

January 4, 2002

OATH OR AFFIRMATION

STATE OF CALIFORNIA

COUNTY OF SAN FRANCISCO

I, Carl Huttenlocher, affirm that to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Intelligent Markets Software, LLC as of December 31, 2001, are true and correct. I further affirm that neither the Firm nor any proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Carl Huttenlocher
Chief Executive Officer


MICHAEL STEPHEN FAIRWEATHER
COMM. #1285450
Notary Public-California
SAN FRANCISCO COUNTY
My Comm. Exp. Nov. 25, 2004
ESI1
ESI1

Notary Public

Subscribed and sworn to before me this 4th day of January 2002.

Intelligent Markets Software, LLC



Financial Statements and Supplemental Schedules

Year Ended December 31, 2001

Intelligent Markets Software, LLC

Contents



BDO Seidman, LLP
Accountants and Consultants

One Sansome Street, Suite 1100
San Francisco, California 94104-4430
Telephone: (415) 397-7900
Fax: (415) 397-2161

Independent Auditors' Report

Board of Directors of Intelligent Markets, Inc.
Parent Company and Sole Member in
Intelligent Markets Software, LLC
San Francisco, California

We have audited the accompanying balance sheet of Intelligent Markets Software, LLC ("the Company" and a wholly-owned subsidiary of Intelligent Markets, Inc.) as of December 31, 2001 and the related statements of operations, member's capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intelligent Markets Software, LLC at December 31, 2001 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not required for the fair presentation of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

January 4, 2002

Intelligent Markets Software, LLC

Balance Sheet

December 31,		2001
Assets		
Current Assets:		
Cash and cash equivalents	$	268,411
Total Assets		**268,411**
Liabilities and Member's Capital		
Current Liabilities:		
Due to parent (Note 1)		10,000
Accrued expenses		1,400
Total Current Liabilities		**11,400**
Commitments (Notes 1 & 3)		
Member's Capital		**257,011**
Total Liabilities and Member's Capital	**$**	**268,411**

See accompanying summary of accounting policies and notes to financial statements

Intelligent Markets Software, LLC

Statement of Operations

Year ended December 31,		2001
Income:		
Other income – interest	$	24,216
Total Income		24,216
Expenses:		
Servicing fees to Parent (Note 1)		360,000
Clearing and related charges (Note 3)		30,000
Professional fees		10,055
Other expenses		7,156
Total Operating Expenses		407,211
Net Loss	$	(382,995)

See accompanying summary of accounting policies and notes to the financial statements.

Statement of Member's Capital

Balance, December 31, 2000		1,025,282
Withdrawals by Member		(385,276)
Net loss		(382,995)
Balance, December 31, 2001	$	257,011

See accompanying summary of accounting policies and notes to financial statements.

Intelligent Markets Software, LLC

Statement of Cash Flows

Year ended December 31,	2001
Operating Activities:	
Net loss	$ (382,995)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Changes in assets and liabilities:	
Due from broker	513,825
Other assets	3,890
Due to parent	(40,000)
Accrued expenses	(15,100)
Due to broker	(5,000)
Net Cash Provided by Operating Activities	74,620
Financing Activities:	
Withdrawals by Member	(385,276)
Cash Used by Financing Activities	(385,276)
Net Decrease in Cash and Cash Equivalents	(310,656)
Cash and Cash Equivalents, beginning of year	579,067
Cash and Cash Equivalents, end of year	$ 268,411

See accompanying summary of accounting policies and notes to financial statements.

Organization and Business

Intelligent Markets Software, LLC (the "Company"), a Delaware single member limited liability company, was organized under the name BuySideDirect, LLC. In July 2001, BuySideDirect, LLC changed its name to Intelligent Markets Software, LLC. Intelligent Markets, Inc. (the "Parent" or the "Member") is the sole member of the Company. The Parent is a leading provider of comprehensive trading technology for dealers and exchanges serving the institutional financial markets.

Prior to July 2001, the Company operated as an Alternative Trading System pursuant to Regulation ATS under the Securities Exchange Act of 1934, as amended (the "Act"). On June 29, 2001 the Parent discontinued operating its on-line trading system in order to focus on developing its proprietary trading platforms and applications.

The Company became a registered broker-dealer with the Securities and Exchange Commission in March 2000, and is also a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation.

The Company operates under the minimum net capital requirements set forth in Rule 15c3-1 (a)(2)(vi) of the Act. As such, the Company does not hold or carry customer accounts nor does it hold or receive customer funds.

Use of Estimates

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents

The Company considers all highly liquid investments with an original maturity from the date of purchase of 90 days or less to be cash equivalents. Cash equivalents consist of money market funds.

Income taxes

The Company does not record a provision for income taxes because the Member reports its share of the Company's income or loss on its U.S. federal and state income tax returns.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

1. Related Party Transactions

The Company has a service agreement with the Parent under which the Parent provides use of office space, including all necessary equipment, communication services and other such services and equipment as may be necessary for the Company to conduct its business. In addition, the Parent pays the salaries and related costs of the Company's registered representatives.

For this service the Company pays the Parent a monthly service fee. For the year ended December 31, 2001 the Company was charged a total of $360,000 for these services. The amounts charged were determined by management to be the fair value of the services received. Unpaid service agreement fees at December 31, 2001 totaled $5,000 and have been included in Due to Parent on the balance sheet.

2. Net capital requirement

The Company is subject to the Security and Exchange Commission's Uniform Net Capital Rule 15c3-1, (the "Rule") which requires Net Capital, to be the greater of $5,000 or 12.5% during the first twelve months, and 6- 2/3 % thereafter, of Aggregate Indebtedness, both as defined by the Rule. At December 31, 2001, the Company had net capital of $252,064, which was $247,064 in excess of the required $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.05 to 1.

3. Clearance Agreements

The Company cleared its trades on a fully disclosed basis through Weiss, Peck & Greer, LLP ("WPG"). Pursuant to its clearing agreement the Company was liable for unsecured credits of any customers introduced by the Company to WPG. The Company terminated this agreement effective June 30, 2001.

Supplemental Schedules



Intelligent Markets Software, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31,		2001
Net Capital:		
Total member's equity	$	257,011
Haircut on money market fund		(4,947)
Total Net Capital		**252,064**
Aggregate Indebtedness		**11,400**
Computation Of Basic Net Capital Requirement		
Net capital		252,064
Minimum net capital required ($5,000 or 6 2/3% of aggregate indebtedness, whichever is greater)		5,000
Excess Net Capital	**$**	**247,064**
Ratio: Aggregate Indebtedness to Net Capital		**0.05 to 1**

There were no differences between the audited Computation of Net Capital included in this report and the corresponding schedule in the Company's unaudited December 31, 2001 Part IIA FOCUS filing.

Statement Regarding Rule 15c3-3
December 31, 2001

The Company is exempt from the Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.



BDO Seidman, LLP
Accountants and Consultants

One Sansome Street, Suite 1100
San Francisco, California 94104-4430
Telephone: (415) 397-7900
Fax: (415) 397-2161

Supplemental Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

Board of Directors of Intelligent Markets, Inc.
Parent Company and Sole Member in
Intelligent Markets Software, LLC
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of Intelligent Markets Software, LLC (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objects stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether this practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluation of them too future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.


WOLFPACK

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur, and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

San Francisco, California

January 4, 2002